EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2007	2006	2005	2004	2003
		(millions of dollars)
Income from continuing operations	$40,610	$39,500	$36,130	$25,330	$20,960
Excess/(shortfall) of dividends over earnings of affiliates owned less than 50 percent accounted for by the equity method	(537)	(411)	(513)	(475)	(205)
Provision for income taxes(1)	31,065	28,795	24,885	16,644	11,734
Capitalized interest	(182)	(162)	(89)	(180)	(180)
Minority interests in earnings of consolidated subsidiaries	1,005	1,051	795	773	692

	71,961	68,773	61,208	42,092	33,001

Fixed Charges:(1)
Interest expense—borrowings	179	184	200	182	182
Capitalized interest	558	532	443	515	497
Rental expense representative of interest factor	735	801	593	498	424
Dividends on preferred stock	—	—	7	5	3

	1,472	1,517	1,243	1,200	1,106

Total adjusted earnings available for payment of fixed charges	$73,433	$70,290	$62,451	$43,292	$34,107

Number of times fixed charges are earned	49.9	46.3	50.2	36.1	30.8

Note:

(1)	The provision for income taxes and the fixed charges include Exxon Mobil Corporation’s share of 50 percent-owned companies and majority-owned subsidiaries that are not consolidated.